FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended August 31, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	First Quarter Report, 2004

Vannessa Ventures Ltd CONSOLIDATED INTERIM FINANCIAL STATEMENTS JUNE 30, 2003 AND MARCH 31, 2003 UNAUDITED – PREPARED BY MANAGEMENT (IN CANADIAN DOLLARS)

VANNESSA VENTURES LTD. CONSOLIDATED INTERIM BALANCE SHEET THREE MONTHS ENDED JUNE 30, 2003 AND MARCH 31, 2003 UNAUDITED – PREPARED BY MANAGEMENT (IN CANADIAN DOLLARS)
		June 30 2003	March 31 2003

	ASSETS
CURRENT ASSETS

Cash and term deposits		$ 800,367	$ 571,637
Accounts receivable		115,415	47,309
Prepaid expenses		37,880	58,126
		953,662	677,072

CAPITAL ASSETS (Note 3)		574,855	607,013

MINERAL INTERESTS (Note 4)		6,731,267	6,693,211

		$8,259,779	$7,977,296

	LIABILITIES

CURRENT LIABILITIES
Accounts Payable (Note 6)		$905,838	$1,127,181

	SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)		33,631,745	32,294,745

SHARE PURCHASE WARRANTS (Note 5(a))		605,500	455,000

STOCK BASED COMPENSATION		866,192	866,192

DEFICIT		(27,749,496)	(26,765,822)
		7,353,941	6,850,115

		$8,259,779	7,977,296

COMMITMENTS (Note 4 and 9)
CONTINGENCIES (Note 12)
SUBSEQUENT EVENTS (Note 7)

APPROVED BY DIRECTORS

Signed: “Manfred Peschke”	Director

Signed: “George Chapel”	Director

	-See Accompanying Notes-

VANNESSA VENTURES LTD. CONSOLIDATED INTERIM STATEMENT OF OPERATIONS THREE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002 UNAUDITED – PREPARED BY MANAGEMENT (IN CANADIAN DOLLARS)

	JUNE 30 2003	JUNE 30 2002

ADMINISTRATIVE EXPENSES

Amortization	$4,387	$5,585
Automotive	1,884	1,936
Bank charges	2,680	5,597
Consulting	53,067	38,241
Investor relations	8,568	498,436
Legal and accounting	17,218	9,271
Listing and transfer agents fees	9,527	16,445
Management fees	28,260	28,440
Office and miscellaneous	27,963	17,082
Office wages and services	31,975	31,650
Rent and utilities	19,313	19,716
Telephone	7,476	11,595
Travel and accommodation	3,596	25,706
	(215,914)	(709,700)

OTHER ITEMS

Impairment charges of mineral interests (Note 4)	(768,071)	(474,099)
Interest income	315	26,252
	(767,756)	(447,847)

NET LOSS	(983,670)	(1,157,547)

DEFICIT, beginning of year	(26,765,826)	(17,430,518)

DEFICIT, end of the year	$(27,749,496)	$(18,588,065)

LOSS PER SHARE	$(0.02)	$(0.02)

WEIGHT AVARAGE SHARES OUTSTANDING	56,674,979	48,043,166

-See Accompanying Notes-

VANNESSA VENTURES LTD. CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS THREE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002 UNAUDITED – PREPARED BY MANAGEMENT (IN CANADIAN DOLLARS)
	June 30 2003	June 30 2002

CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
	$ (983,670)	$ (1,157,547)
Net loss
Add: non-cash items
Amortization	4,387	5,585
Impairment charges of minerals interests	768,071	474,099
	(211,212)	(677,863)

Net charges in other non-cash operating accounts
Accounts receivable	(68,107)	(10,368)
Prepaid expenses	20,245	86,752
Accounts payable	(223,853)	(100,225)
	(482,927)	(711,704)

INVESTING ACTIVITIES
Purchase of capital assets	-	(4,290)
Mineral interests	(775,843)	(1,214,703)
	(775,843)	(1,218,993)

FINANCING ACTIVITIES
Shares issued for cash (net of finder’s fees)	1,337,000	1,088,500
Share purchase warrants	150,500	-
Joint Venturer contribution	-	120,840
Bank loan	-	(326,667)
	1,487,500	882,673

INCREASE (DECREASE) IN CASH	228,730	(1,048,024)

CASH, beginning of period	571,637	1,422,545

CASH, end of period	$800,367	$374,521

-See accompanying Notes-

VANNESSA VENTURES LTD. NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2003 UNAUDITED – PREPARED BY MANAGEMENT (IN CANADIAN DOLLARS)
1.	OPERATIONS
	The Company is engaged in acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.	SIGNIFICANT ACCOUNTING POLICIES
	a)	Consolidation
		These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.
		All significant inter-company transactions and balances have been eliminated upon consolidation
	b)	Amortization
		Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:
		Computer equipment	30%	Declining balance
		Computer software	100%	Straight line
		Exploration and processing equipment	20%	Declining balance
		Office furniture and equipment	20%	Declining balance
		Vehicles	30%	Declining balance
		Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

		Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.
		Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 3).

The carrying value of all categories of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

		Impairment charges are recorded in the reporting period in which determination of impairment is made by management.
	c)	Foreign exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
	d)	Mineral interests (continued)

Cost recoveries during exploration

Joint venture participation and accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been offset.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.
	e)	Administrative costs
Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
	f)	Loss per share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are anti-dilutive.

	g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

	h)	Risk management

Currency risk

The Company's largest non-monetary assets are its mineral interests in Brazil, Costa Rica, Guyana and Venezuela (Note 4). Changes in applicable currency exchange rates may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

Liquidity

The majority of the Company’s assets are related to mineral interests and dedicated capital assets held in developing countries (Note 8).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labour.

Environmental risk

The Company operates in the mineral interest field which is subject to environmental laws and regulations specific to countries in which exploration, development or mining is conducted.  It is management’s policy to review environmental compliance and exposure on an ongoing basis.  The Company follows industry standard and specific project environmental requirements.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
	h)	Risk management (continued)

Interest rate risk

The Company has historically invested surplus cash resources in interest bearing short term money market investments and is subject to interest rate risk on renewal of such investments.

Other risks

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

	i)	Future income taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward and expenditure pools have not been met.  No future income tax asset has been recorded in these financial statements.

	j)	Stock based compensation and other stock based transactions

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002.  This pronouncement establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires stock-based awards made to non-employees and employees be measured using a fair value based method.  Recognition and disclosure of these awards applies only to awards granted or altered in fiscal years commencing on or after January 1, 2002.  Under the pronouncement all awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.  For awards to employees, the Company can choose to report the fair value of awards on a pro-forma basis in the notes to the financial statements.

The Company has chosen to allocate the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
l)

Allowance for doubtful accounts

In the prior year, the Company established an allowance for doubtful accounts of $83,888 (2002 – Nil) related to receivables of a Venezuelan subsidiary (Minca, see Note 4). The allowance was established on a specific account basis is still in place.

m)

Financial instruments

Financial instruments include cash and term deposits, accounts receivable, accounts payable and bank loan.  Carrying value of all instruments approximates fair value due to their short term nature.

3. CAPITAL ASSETS
	June 30			March 31
	2003			2003
		Accumulated
	Cost	Amortization	Net	Net
Assets in use:

Computer equipment	$ 48,642	30,823	17,819	$ 19,263

Computer software	32,141	32,141	-	-

Office furniture and equipment	193,007	122,786	70,221	75,308

Exploration and processing equipment	877,062	651,748	225,314	235,312

Automotive equipment	296,956	217,797	79,159	94,788
	1,477,808	1,055,295	392,513	424,671

Assets not in use:

Exploration and processing equipment	182,342	-	182,342	182,342

	$ 1,630,150	1,055,295	574,855	$ 607,013

Amortization of exploration and processing equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying value.

4.	MINERAL INTERESTS
A summary of the Company’s mineral interests by areas of interest is as follows:

	June 30	Current	March 31
	2003	expenditures	2003
	$	$	$
Brazil
Parima
Acquisition costs	40,657	-	40,657
Exploration costs	48,991	2,508	46,483
Impairment charges	(89,647)	(2,508)	(87,139)
	1	-	1
Costa Rica
Crucitas Gold Project
Acquisition costs	2,099,872	-	2,099,872
Exploration costs	2,937,934	179,111	2,758,823
Impairment charges	(1,106,131)	(179,111)	(927,020)
	3,931,675	-	3,931,675
Guyana
Maple Creek concessions
Exploration costs	2,435,586	179,285	2,256,301
Impairment charges	(1,390,138)	(179,285)	(1,210,853)
Dedicated capital assets (Note 4(c)(i)	2,747,484	(35,760)	2,783,244
Diamond inventory from bulk sampling	9,120	-	9,120
	3,802,052	(35,760)	3,837,812
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	802,748	(35,760)	838,508
Potaro concessions
Acquisition costs	54,378	-	54,378
Exploration costs	2,949,115	35,380	2,913,735
Recoveries from bulk sampling	(117,596)	-	(117,596)
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charge	(1,990,126)	(35,380)	(1,954,746)
	936,941	-	936,941
Marudi Mountain Gold Project
Acquisition costs	124,000	-	124,000
Exploration costs	699,461	73,811	625,650
Less: contributed by joint venturer	(114,480)	-	(114,480)
	708,981	73,811	635,170
South Guyana concessions
Acquisition costs	218,557	-	218,557
Exploration costs	458,282	13,000	445,282
Impairment charges	(586,078)	(13,000)	(573,078)
	90,761	-	90,761
	2,539,431	38,051	2,501,380
-continued-

4.	MINERAL INTERESTS (continued)

	June 30	Current	March 31
	2003	expenditures	2003
	$	$	$
Venezuela
La Fe / Yuruan / Kilometre 88
Acquisition costs	902,251	-	902,251
Exploration costs	1,966,342	60,615	1,905,727
Impairment charges	(2,618,593)	(60,615)	(2,557,978)
	250,000	-	250,000
Las Cristinas
Acquisition costs	122,635	-	122,635
Exploration costs	3,619,422	298,173	3,321,249
Impairment charges	(3,731,902)	(298,173)	(3,433,729)
	10,155	-	10,155
	260,155	-	260,155
Total - mineral interests	6,731,262	38,051	6,693,211

SUMMARY

Acquisition costs	3,562,350	-	3,562,350
Exploration costs	15,115,132	841,882	14,273,250
Dedicated capital assets	2,747,484	(35,760)	2,783,244
Recoveries from bulk sampling	(117,596)	-	(117,596)
Diamond inventories	50,290	-	50,290
Contributions from joint venturers	(3,113,784)	-	(3,113,784)
Impairment charges	(11,512,614)	(768,071)	(10,744,543)

	6,731,262	38,051	6,693,211

a)	Brazil

In prior years, after a review of exploration activities and based on current conditions and company plans, management decided to abandon all its interests in Brazil except for its interest in the Sierra Parima region.

Parima In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement.  Should the Company exercise this option, it will be entitled to earn an 85% interest in all the concessions by spending exploration funds totaling $170,000 U.S. per concession over three years and making a series of payments to the vendor totaling $60,000 U.S. per concession over thirty months.  The 15 concessions are situated in a region currently closed to mining.

4.	MINERAL INTERESTS (continued)
	a)	Brazil (continued)
		Parima (continued)

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

In the prior year, due to uncertainties over the process of changing laws to accommodate future mining in the region, management decided to record an impairment charge reducing the carrying value of its interest to $1.

		As at the period end, the region remains closed to mining. The Company intends to pursue the interests in the region and monitor the legal process.

	b)	Costa Rica

	i)	Crucitas Gold Project

		In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

		Consideration for the acquisition was as follows:

		A cash payment of $25,000 (paid)	$25,000
		Issuance of 250,000 common shares of the Company at a price of $1.15 per share (issued)	287,500
		Payment of certain trade payables of the vendor not exceeding $500,000 U.S. These trade payables have now been paid in full.	619,976
		Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. Paid to date $700,000 U.S.	930,000
		Interest paid to date	121,770
		Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share (issued)	92,000
		Legal and other fees relating to the acquisition	23,626
		Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
			$2,099,872

The Company has explored the property to a stage where full production is intended.  The Company, is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The proposed decree states any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the proposed decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the proposed legislation prohibiting open pit mining.

4.	MINERAL INTERESTS (continued)
	b)	Costa Rica (continued)
	i)	Crucitas Gold Project (continued)

As at the period end, the Technical Review Committee had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  The Company has notified the Canadian Government and Costa Rican Government it will proceed to the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

	After reviewing the Company’s interest in the project, management decided to record an impairment charge of $179,111 relating to current expenditures.

	ii)	Cutris, Alajuela

In February, 2002 an agreement was signed by the Company’s wholly owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 US.  The agreement required Infinito to pay a non-refundable deposit of $43,731 ($27,500 US).  The properties are located in Cutris, in the province of Alajuela totaling approximately 412 hectares in size.

In the prior year, after a review of the Company’s interest in Cutris, management decided not to proceed with its option to acquire the three properties and has written off the expenditure.

	c)	Guyana

	i)	Potaro District

	Maple Creek concessions

	Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

		June 30			March 30
		2003			2003
		Cost	Amortization	Net	Net

	Exploration, machinery and equipment	$ 1,787,592	172,819	1,614,773	$ 1,650,533
	Processing plant	1,061,194	-	1,061,194	1,061,194
	Vehicles	121,546	50,029	71,517	71,517
		$ 2,970,332	222,848	2,747,484	$ 2,783,244

	Amortization of the processing plant has not been recorded in the current or prior year as it was not in use.

	The Company entered into a joint venture agreement in February, 2000 (amended March, 2000), as follows:

	To develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”);

	The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

4.	MINERAL INTERESTS (continued)
	c)	Guyana (continued)
	i)	Potaro District (continued)
		The joint venture participant (“JVP”) agreed to contribute a total of $2.2 million U.S. to the Company to provide funds for the acquisition of capital assets and operating infrastructure.

		JVP has the right to acquire 100% of all diamonds recovered at values appraised independently;

		The Company and JVP agree to the initial distribution of net profits as to 60% to JVP to a maximum of $2.2-million U.S., 20% to the Company, and 20% to be re-invested;

		After the threshold of $2.2 million U.S. has been paid to JVP, the net profits of Vanarde will be distributed according to respective shareholdings;

		The Company’s joint venture participant has the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above.

Pursuant to this agreement, advances totaling $2,999,304 (Cdn) have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In the prior year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined the areas tested were not economic.  Accordingly, the Company has recorded a current period impairment charge of $179,285 equal to costs incurred during the period.  The program identified additional areas within the concession which are currently under evaluation.  In the ensuing fiscal year, management intends to fully evaluate the current program to determine the feasibility of the overall concessions.  As at June 30, 2003, management has concluded the remaining carrying value of the concessions had not been impaired.

		Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.
		Potaro concessions

		The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

		Consideration for the acquisition of these permits and concessions was as follows:

		45 permits and concessions for $29,000 U.S. (paid)	$42,828
		Finder’s fee of 15,000 common shares at a price of $0.77 per share (issued)	11,550
			$54,378

In the current period, after a review of plans and operations in this area, management determined an impairment charge for current expenditures totaling $35,380 was required to reduce the carrying value to estimated recoverable value.

4.	MINERAL INTERESTS (continued)
	c)	Guyana (continued)
	ii)	Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

		Consideration for the acquisition is as follows:
		100,000 common shares on signing of agreement (issued)	$40,000
		Providing the agreement continues in good standing, the Company will issue a total of 250,000 shares in tranches of 50,000 shares annually to the vendor. As at the year end, 200,000 common shares have been issued at a price of $0.40 per share. Final issuance of 50,000 shares was made subsequent to the year end. (Note 7(a))	80,000

		A finder’s fee of 10,000 shares at a price of $0.40 per share (issued)	4,000

		A commitment to keep the interest in good standing	-

		Assumption of the vendor’s net profit participation obligation when the interest goes into production	-

		$10.00 U.S. per ounce of gold production	-
			$124,000

In March 2002, the Company entered into a joint venture agreement as follows:

To develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) still to be registered.

The Company agreed to assign 100% of its surface saprolite mining rights to Newco in return for 55% of the outstanding shares in Newco.

The joint venture participant (“JVP”) has agreed to fund $780,000 U.S. in return for 45% of the outstanding shares in Newco.  An initial payment of $114,480 ($80,000 U.S.) has been received by the Company.

In addition to the joint venture rights to the mineral interests, the JVP will receive a 3% equity interest in Romanex Inc., the owner/operator of the Marudi Mountain mineral interest.

As at June 30, 2003, the final terms of the agreement have been deferred pending approval of an environmental impact study which is in progress.

4.	MINERAL INTERESTS (continued)
	c)	Guyana (continued)
	iii)	South Guyana concessions

Effective October 1998, the Company, through a wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right for two years to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana encompassing approximately five million acres.  As a result of the survey, the Company has applied for one prospecting license known as Paint Mountain.

Non-refundable fees paid for the granting of the initial reconnaissance rights totaled $218,557 ($150,000 U.S.).  These fees have been capitalized as acquisition costs for prospecting licenses.

In the current period, after a review of plans, operations, and selection of interests in this area, management determined an impairment charge for current expenditures totaling $13,000 was required to reduce the carrying value to estimated recoverable value for the prospecting license.

	d)	Venezuela

	i)	La Fe / Yuruan / Kilometre 88

		The Company has grouped these three concessions into a single economic interest.
		Consideration for the acquisition of these concessions was as follows:

			Total	La Fe	Yuruan	Kilometre 88

		Shares issued	$ 247,500	$ 60,000	$ -	$ 187,500

		Cash paid	584,524	445,000	65,000	74,524

		Survey fees, legal costs and other	99,035	40,620	58,415	-

		Finder’s fees	32,000	32,000	-	-

		Recoveries	(13,992)	(13,992)	-

		Net assets recovered	(46,816)	-	-	(46,816)

			$ 902,251	$ 563,628	$ 123,415	$ 215,208

La Fe

By agreements dating from January 1994 through October 1995, a subsidiary of the Company acquired mining rights and license for gold and diamond deposits in the area known as La Fe located in Bolivar State, Venezuela.

		Yuruan
		In April 1997, the Company entered into an agreement for the acquisition of mining rights for the Yuruan Concession located in the Kilometre 88 District, Venezuela.
		Kilometre 88

In June 1999, the Company entered into a purchase agreement to acquire 100% of all shares of four companies which own 100% of 18 mineral concessions located in the Kilometre 88 District, Bolivar State, Venezuela.

4.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
Kilometre 88 (continued)

The vendor retains a 10% carried interest in mining rights to the properties up to feasibility and on completion of the feasibility study, the vendor will have the option to participate in the development of a mine by paying for 10% of the development cost, or to convert its interest to a 3.5% net smelter return.

The Company has the option to purchase the residual interest held by the vendor for $3.00 U.S. per ounce of gold production provided the Company exercises its option within 180 days of completion of the feasibility study.

In the prior year, after review of company plans and Venezuelan operations, management recorded an impairment charge reducing the carrying value of the concessions to an estimated recoverable value of $250,000.  In the current period, after further review, management determined additional impairment charges for current expenditures totaling $60,615 were required to reduce the carrying value of the concessions to estimated recoverable value of $250,000.

	ii)	Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Vannessa has pledged the shares of VV under a collateral mortgage to Placer Dome in support of obligations in respect of the revenue interest and repurchase options to Placer Dome.
Consideration under the agreement for the purchase of VV was $100 U.S. including certain back in rights to Placer Dome (see below).
At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

4.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
	ii)	Las Cristinas (continued)

Placer Dome Inc., through its subsidiaries had, since 1999 funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 4(d) (iii).

Title dispute and legal proceedings
Since August 2001, CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government cancelled the mining rights held by Minca and took possession of the properties.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

Minca is claiming:

-   CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

-   Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

-   It has, or should have continuing rights to all concessions.

Vannessa has retained legal counsel locally and internationally to initiate proceedings and appeals in respect of its claims for rights to the concessions.  As at the period end, legal proceedings and applications in process in relating to Minca’s rights to the concessions include:

1)

On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision issued by CVG to cancel Minca’s rights to the concessions.  On March 20, 2002 the First Court of Administrative Appeals declared the appeal to be inadmissible.  Minca appealed this decision to the Supreme Court of Justice, which agreed with the First Court that constitutional protection was not required, since the existing contract regulates the process of dealing with disputes, consultation or arbitration.

On May 2, 2002 Minca notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement.  The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002.  As at the period end, arbitration has not commenced.

2)

On March 2, 2002 MEM issued resolution #036 to extinguish Minca’s concessions for alluvial and vein copper.

On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution #036.  As at the period end, MEM has not decided on the appeal.

4.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
	ii)	Las Cristinas - Title dispute and legal proceedings (continued)

3)

On March 6, 2002 the Venezuelan Ministry of Energy and Mines issued resolution #035 to reassume full rights over ownership of the extinguished Las Cristinas gold concessions.

On May 3, 2002 Minca filed an appeal to the Supreme Court to judicially nullify resolution #035 in respect of Minca’s rights to gold from the concessions.  As at the period end, the Supreme Court of Justice had not issued a ruling on the appeal.

4)

On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic.  The decree reserved to the State through MEM the rights to gold from the Las Cristinas region.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree.

On July 15, 2002 the appeal was admitted for hearing at a future date.  As at the period end, the appeal had not been heard.

5)

Vannessa de Venezuela filed a legal action against CVG claiming the corporation did not comply with its obligation as a shareholder and used its privileged position as a shareholder to act against the interests of the company.

In a decision on January 23, 2003 the Court ruled that Vannessa de Venezuela had a legitimate interest and legal standing and that its petition was legally sustained.  As at the period end, no ruling had been made by the Court.

6)

On March 12, 2002 a Presidential Decree #1962 claims the Las Cristinas copper concession to be a national reserve.  This decree is based on the same foundation as decree #1757 which reserves the gold rights to the Nation.  Minca has filed a nullity action against this decree on both constitutional and legal grounds and the court has admitted this action.  As at the period end, no ruling had been made by the court.

7)

On March 27, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court admitted a lawsuit filed by Minca of a nullity action in respect to the contract between CVG and Crystallex, asking the Court to cancel the contract between CVG and Crystallex involving rights to the Las Cristinas project.  The Supreme Court decided Minca has legal standing to request the nullity action to be heard and admitted the legal actions.

8)

On June 17, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court ordered a judicial inspection of Las Cristinas to determine the physical condition of the assets and the Court declared a writ filed by CVG objecting to the inspection as untimely.  The court order is no longer subject to appeal.  As of the period end, the inspection was pending.

4.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
	ii)	Las Cristinas - Title dispute and legal proceedings (continued)

International Arbitration

Vannessa has formally notified the Venezuelan Government it would seek compensation by international arbitration under the Foreign Investment Protection Agreement (FIPA).  This process calls for a preliminary six-month period of dialogue between the parties.  Should no agreement be reached during that time, Vannessa has the option at any time for up to three years after first becoming aware of the infractions under FIPA to go to arbitration claiming compensation.  The six month period has expired and Vannessa is now in a position to enact international arbitration.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

Management is of the opinion actions taken to extinguish Minca’s rights and status in respect of the concessions were taken inappropriately and Minca will successfully regain its rights and title to the concessions.  There is no certainty Minca or Vannessa will be successful in their attempts to establish title rights or Vannessa’s actions will result in any economic benefit or recovery of costs incurred to date and future costs.  The dispute is likely to be protracted and may take several years to resolve.

The current political and economic climate in Venezuela may further impact resolution of these issues.

	iii)	Impairment charges Charges relating to Minca’s acquisition and exploration costs comprised the following:
			June 30, 2003	June 30, 2002

		Administrative salaries	$ 58,875	$ -
		Camp expenditures	-	-
		Community relations	24,838	42,200
		General administration	26,418	183,240
		Legal costs	166,052	156,400
		Rent	11,219	-
		Travel	10,770	-
			$298,173	$381,840

5. SHARE CAPITAL
		June 30, 2003		March 31, 2003
		#shares	$	#shares	$
Authorized
100,000,000 common shares without par value

Issued
Balance, beginning of year		54,501,353	32,294,745	47,643,853	27,504,745
Private placement	a)	4,300,000	1,354,500	6,000,000	4,095,000
Options exercised		-	-	757,500	726,000
Mineral properties		-	-	100,000	40,000
Finder’s fee for private placements	b)	-	(17,500)	-	(71,000)
Balance, end of year		58,801,353	33,631,745	54,501,353	32,294,745

During the period the Company issued the following shares:
a)

Pursuant to a non-brokered private placement, 4,300,000 units were issued at a price of $0.35 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share.  Management has determined the fair value of the warrant component of the private placement units approximates 10% of the proceeds received.  Accordingly, $150,500 of this offering has been attributed to the warrants and recorded as a separate component of shareholders’ equity.

b)	The finder’s fees were paid to a non-related third party.
As at June 30, 2003, the Company had share purchase options outstanding to directors and employees as follows:
	Outstanding	Exercise price	Expiry date
	110,000	$0.96 per share	May 17, 2005
	195,000	$0.95 per share	July 24, 2006
	1,670,000	$0.95 per share	July 4, 2007
	50,000	$0.50 per share	December 13, 2007
2,025,000

During the period, the Company entered into transactions relating to share purchase warrants as described in a) above.

Escrow and pooled shares As at June 30, 2003, there were 152,455 (2002 – 304,909) escrow shares outstanding. As at June 30, 2003, there were no voluntary pooling arrangements.

6.	RELATED PARTY TRANSACTIONS
Accounts payable includes amounts due of $75,852 (March 31, 2003 - $99,772) to companies controlled by two Directors.

	June 30	June 30
	2003	2002

Management fees expensed	$ 28,260	$ 28,440
Fees and services allocated to mineral interests	54,518	54,034

	$ 82,778	$ 82,474

During the period, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses totaling $82,778 (2002 - $82,474) from companies in which two Directors have an interest.  The expenses were allocated as follows:

The Company entered into management agreements in prior years with two companies controlled by two Directors for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month.  These agreements continue from year to year until such time as notice of termination is given by either parties.

Related party transactions have been recorded at their exchange amount.
7.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company entered into the following transactions:

a)

Issued 50,000 shares at a price of $0.40, as final payment for the acquisition of the Marudi Mountain Gold Project (Note 4(c)(ii))

b)

Issued 1,700,000 incentive stock options on August 26, 2003 to directors, officers, employees and consultants at $0.28 per option exercisable on or before August 25, 2008

8.	SEGMENTED INFORMATION

	June 30	March 31
Identifiable assets by geographic location are as follows:	2003	2003

Canada	$ 832,438	$ 701,754
Brazil	8,944	8,944
Costa Rica	4,182,557	4,220,620
Guyana	2,728,311	2,690,885
Venezuela	507,529	355,093
	$ 8,259,779	$ 7,977,296

9.	COMMITMENTS

Office premises

The Company entered into a lease agreement for its office premise in Vancouver, Canada requiring total annual minimum lease payments of $74,500.  The lease expired on July 31, 2003.  During the current period, Company renewed this lease for a further term of one year.

The Company entered into a lease agreement for its premises in Guyana which is due to expire on March 31, 2004 requiring minimum lease payments of $16,000 U.S. per annum.

Mineral interests – see Note 4.

10.	COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform with current presentation
11.

DISCLOSURES

These consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended March 31, 2003.  These consolidated interim financial statements follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended March 31, 2003.

12.

CONTINGENCIES

Matters detailed in Note 4 relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

As a result of ongoing disputes with CVG (Note 4(d)(ii)) and the constituted board of directors of Minca, the financial statements of Minca have not been audited.  The Company engaged auditors to perform specific auditing procedures on all transactions and balances directed by and under control of Vannessa.  Management has determined the financial reporting of the Minca acquisition and operations which were subject to the specified auditing procedures represents complete and appropriate presentation of the acquisition and financial affairs of Minca as they pertain to the holdings and interests of Vannessa.  Management is not able to assess at this time the outcome of the legal proceedings in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

Minca has recorded and included in accrued liabilities an amount of $110,826 U.S. for wage and benefit claims of Minca employees.  These balances are in dispute and currently subject to litigation in Venezuela.

Placer Dome has provided certain indemnities to Vannessa for liabilities not reported at the date of acquisition.  The above amount is, in management’s opinion, subject to the indemnification.  However, Vannessa has not recorded the amount as an asset as it has not, to date, made a claim for the indemnity.  Such claim will be made when other matters which may also fall under the indemnity are determined.  Accordingly, the recoverable amount under the indemnity is considered a contingent asset until such time as all matters under the indemnity are determined.

BRITISH COLUMBIA SECURITIES COMMISSION	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	x	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report
Vannessa Ventures Ltd.	June 30, 2003	03/08/29
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
#1710-1040 West Georgia St. Vancouver, B.C., V6E 4H1	604-689-8907	604-689-8927
Contact Person Manfred Peschke	Contact’s Position President	Contact’s Telephone No. 604-689-8927
Contact Email Address reception@vannessa.com	Web Site Address vannessaventures.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “MANFRED PESCHKE”	Print Full Name MANFRED PESCHKE	Date Signed YY/MM/DD 03/08/29
Director’s Signature “GEORGE D. CHAPEL”	Print Full Name GEORGE D. CHAPEL	Date Signed YY/MM/DD 03/08/29

VANNESSA VENTURES LTD.

THREE MONTHS ENDED JUNE 30, 2002

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:

See attached schedule

2.

Related party transactions:

See Financial Statements (Note 6)

3.

Summary of securities issued and options granted during the year:

a)

Securities issued during the period:  See financial statements (Note 5)

b)

Options granted during the period were as follows:

Exercise

Expiry

Date

Number

Optionee

Price

Date

-----------------------------------------------NIL---------------------------------------------------------------

4.

Summary of securities as at the date of this report:

a)

See financial statements (Note 5)

b)

See financial statements (Note 5)

c)

See financial statements (Note 5)

d)

See financial statements (Note 5)

5.

Names of the directors and officers as at the date of this report:

d)

List of directors:

List of Officers:

George Chapel

Manfred Peschke, President

Lorne Gordon

George Chapel, Secretary

Vern Hall

Manfred Peschke

Erich Rauguth

John Thomas

Vannessa Ventures Ltd
Schedule B - Supplementary Information
Analysis of deferred costs
June 30, 2003
		June 30	Current	March 31
		2003	expenditures	2003
		$	$	$
BRAZIL
a)	Parima
	Acquisition costs:	1	-	1
	Deferred exploration expenditures:
	Geophysics and geochem	3,326	-	3,326
	Field office administration	54,570	2,508	52,062
	Reports and technical studies	1,861	-	1,861
		59,757	2,508	57,249
	Less: impairment	(59,757)	(2,508)	(57,249)
		-	-	-

Total - Brazil		1	-	1

COSTA RICA
	Industrias Infinito
	Acquisition costs	2,099,872	-	2,099,872
	Deferred exploration costs:
	Amortization	192,779	11,955	180,824
	Audit fees	9,360	-	9,360
	Geological consulting	635,823	-	635,823
	Contractors	206,236	45,560	160,676
	Environmental mining plan license	280,675	-	280,675
	Equipment rental	67,937	20,672	47,265
	Camp and supplies	345,578	13,128	332,450
	Field office administration	320,321	12,363	307,958
	Equipment and camp maintenance	69,459	14,161	55,298
	Property option payment	13,750	-	13,750
	Stock compensation	15,108	-	15,108
	Travel and accommodation	40,082	7,850	32,232
	Taxes	58,225	798	57,427
	Telephone	37,528	6,287	31,241
	Transportation and freight	130,580	-	130,580
	Wages	514,493	46,337	468,156
		2,937,934	179,111	2,758,823
	Less: impairment	(1,106,131)	(179,111)	(927,020)
		1,831,803	-	1,831,803
		3,931,675	-	3,931,675

Total - Costa Rica		3,931,675	-	3,931,675

GUYANA
a)	Potaro district
	Maple Creek concessions
	Exploration costs	2,435,586	179,285	2,256,301
	Machinery & equipment	1,614,772	(35,760)	1,650,532
	Mining plant	1,061,194	-	1,061,194
	Vehicles	71,518	-	71,518
		2,747,484	(35,760)	2,783,244
		5,183,070	143,525	5,039,545
	Less: joint venturer contribution	(2,999,304)	-	(2,999,304)
		2,183,766	143,525	2,040,241
	Inventory of bulk samples	9,120	-	9,120
		2,192,886	143,525	2,049,361
	Less: impairment	(1,390,138)	(179,285)	(1,210,853)
		802,748	(35,760)	838,508
	Potaro concessions
	Acquisition costs	54,378	-	54,378
	Deferred exploration expenditures:
	Amortization	69,522	-	69,522
	Camp and supplies	539,845	-	539,845
	Geological consulting	197,135	-	197,135
	Equipment rental	13,587	-	13,587
	Field work	1,159,142	-	1,159,142
	Filing fees, permits and licenses	158,771	1,515	157,256
	Exploration management	398,921	-	398,921
	Travel and accommodation	61,234	-	61,234
	Royalties	6,824	-	6,824
	Stock compensation	5,036	-	5,036
	Freight and transportation	95,045	-	95,045
	Wages and administration	244,053	33,865	210,188
		2,949,115	35,380	2,913,735
	Less: sale of bulk samples	(117,596)	-	(117,596)
		2,831,519	35,380	2,796,139
	Inventory of bulk samples	41,170	-	41,170
		2,872,689	35,380	2,837,309
		2,927,067	35,380	2,891,687
	Less: impairment	(1,990,126)	(35,380)	(1,954,746)
		936,941	-	936,941
b)	Marudi Mountain
	Acquisition costs	124,000	-	124,000
	Deferred exploration
	Exploration management	121,925	20,575	101,350
	Camp and supplies	44,975	8,294	36,681
	Field office administration	50,904	18,799	32,105
	Field work	258,657	-	258,657
	License fees	169,351	26,143	143,208
	Road clearing	47,602	-	47,602
	Stock compensation	5,036	-	5,036
	Vehicle and transportation	1,011	-	1,011
		699,461	73,811	625,650
	Less: joint venturer contribution	(114,480)	-	(114,480)
		584,981	73,811	511,170
		708,981	73,811	635,170

c)	South Guyana Concessions
	Acquisition costs	218,557	-	218,557
	Deferred exploration costs:
	Exploration management	113,590	13,000	100,590
	Permits and filing fees	258,041	-	258,041
	Geochem and physics	86,651	-	86,651
		458,282	13,000	445,282
		676,839	13,000	663,839
	Less: impairment	(586,078)	(13,000)	(573,078)
		90,761	-	90,761

Total - Guyana		2,539,431	38,051	2,501,380

VENEZUELA
a)	La Fe
	Acquisition costs	563,628	-	563,628
	Deferred exploration expenditures:
	Bonding costs	18,042	-	18,042
	Geological fieldwork	187,170	-	187,170
	Camp and security	273,266	2,700	270,566
	Field office administration	259,180	5,600	253,580
	Project assembly	14,649	-	14,649
	Stock compensation	5,036	-	5,036
	Transportation	14,875	1,300	13,575
	Travel	46,888	900	45,988
		819,106	10,500	808,606
	Less recoveries from samples	(58,433)	-	(58,433)
		760,673	10,500	750,173
		1,324,301	10,500	1,313,801

b)	Yuruan
	Acquisition costs	123,415	-	123,415
	Deferred exploration expenditures:
	Geological fieldwork	65,819	-	65,819
	Drilling and assays	235,853	-	235,853
	Field office administration	168,730	26,097	142,633
	Stock compensation	5,036	-	5,036
	Supplies	59,259	-	59,259
	Travel	4,294	-	4,294
		538,991	26,097	512,894
		662,406	26,097	636,309

c)	Kilometre 88
	Acquisition costs	215,208	-	215,208
	Deferred exploration expenditures:
	Camp maintenance	12,709	1,652	11,057
	Contractors	67,896	-	67,896
	Drilling and assays	101,868	-	101,868
	Field office administration	196,792	14,005	182,787
	Rentals	22,708	1,181	21,527
	Security	119,636	5,250	114,386
	Stock compensation	20,144	-	20,144
	Transportation	14,230	1,930	12,300
	Wages	110,695	-	110,695
		666,678	24,018	642,660
		881,886	24,018	857,868
	Total: La Fe / Yuruan / Kilometre 88	2,868,593	60,615	2,807,978
	Less: impairment	(2,618,593)	(60,615)	(2,557,978)
		250,000	-	250,000

d)	Las Cristinas
	Acquisition costs	122,635	-	122,635
	Less: impairment charge	(112,480)	-	(112,480)
		10,155	-	10,155
	Deferred exploration expenditures
	Administrative salaries	1,009,894	58,875	951,019
	Camp and supplies	284,722	-	284,722
	Community relations	315,878	24,838	291,040
	General administration	446,037	26,419	419,618
	Legal costs	767,054	166,052	601,002
	Mining wages	503,275	-	503,275
	Rent	139,283	11,219	128,064
	Travel	153,279	10,770	142,509
		3,619,422	298,173	3,321,249
	Less: impairment	(3,619,422)	(298,173)	(3,321,249)
		-	-	-
		10,155	-	10,155

Total - Venezuela		260,155	-	260,155

Total mineral interests		6,731,262	38,051	6,693,211

#

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

June 30, 2003

Introduction

Vannessa Ventures Ltd. is an exploration company engaged in the search for economic deposits of precious metal and stones in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange, the OTC-BB Market in the US and on the Berlin Exchange.

The Management Discussion and Analysis (“MD&A ”) provides an analysis of the Company’s business and compares its first quarter financial results with those of the previous year first quarter. The MD&A should be read in conjunction with the consolidated financial statements and its related notes, which are attached as Schedule A. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4) the risks associated with the exploration and mining business are identified, and the Company’s plan in how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US listing under the SARBANES-OXLEY Act 2002.

During the first quarter ended June 30, 2003 the Company continued its advancement of mineral projects in Costa Rica and Guyana and its legal proceedings in Venezuela with respect to the defense of its ownership rights to the Las Cristinas project.

The accounting for all expenses for these activities is detailed in the attached Financial Statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the Consolidated Financial Statements. Management considers the following policies to be the most important in preparing the Company’s Consolidated Financial Statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached Consolidated Financial Statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2,d).

Financial Results

The Company has no revenue other than limited recoveries from exploration bulk sampling.

Total exploration expenses for the 2003 first quarter were $841,883. ($1,141,979 in the first quarter of 2002) as follows:

$301,476 spent in Guyana

($340,610 in 2002)

$358,788 spent in Venezuela

($412,836 in 2002)

$179,111 spent in Costa Rica

($202,670 in 2002)

$2,508 spent in Brazil

($185,863 in 2002)

For details of these expenses see the following section  “2. Expenses” which lists expenses by country and category as well as the analysis on schedule B – Supplementary Information (attached).

2. Expenses

Exploration Expenditures

In Costa Rica the Company had expenditures of $179,111 during the first quarter of 2003. $55,811 was spent on camp maintenance, supplies and on security, $46,337 on wages, $19,448 related to field office administration,  $45,560 on the Environmental Impact Study and related issues and $11,955 on amortization.

In Guyana $143,525 was spent on infrastructure work for the Maple Creek project. On the Potaro concessions  $35,380 was for geological consulting,  $73,811 was spent at Marudi Mountain for camp maintenance, security, transportation and other expense, $13,000 for exploration work on the South Guyana Reconnaissance Concession and 35,760 on amortization.

In Venezuela, the Las Cristinas Project incurred $298,173 in expenses.  $166,052 were legal expenses, $24,838  public relations expenses and $85,294 general administration such as Management Fees, in-house legal advisors, accounting, $11,219 office rent and $10,770 travel and accommodation. Care and maintenance as well as field work costs for the Company’s other Venezuelan holdings were $10,500 at La Fé, $26,097, at Yuruan and $24,018 at Km 88.

In Brazil $2,508 were spent on administration in connection with closing out activities previously conducted on now abandoned properties.

Investor Relations Expenses

The investor relation work was limited to $8,568 which was for news wire services and in house expenses. (2002 - $498,436).

Administrative Expenses

Administrative expenses decreased by $493,786 (from $709,700 in the first quarter of 2002 to $215,914 in the first quarter of 2003) mainly due to reduced investor relation expenses ($489,868).

Related Party Transactions

Related party transactions during the first quarter of 2003 totalled $82,778  ($82,474 in the first quarter of 2002) and included $25,200 in compensations for the President, $21,000 for the Chief Operations Manager and $36,578 for accommodation, vehicle rental and   project administration in South America.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment evaluations for the assets consist of comparing the estimated asset with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Guyana was taken because of less than economic recoveries from one of the two Maple Creek paleo channels, in addition to the cost associated with the re-deployment of equipment to the second channel.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with the CVG over the Las Cristinas issue, which could negatively influence the Company’s other holdings in Venezuela (See also “5. Operations Review”).

3. Financial Condition and Liquidity

The Company had no revenues. The Company’s cash position increased from $571,637 at March 31, 2002 to $800,366 at the end of the first quarter of 2003. The Company had a positive working capital of $47,824.

Earning (Loss) and Cash Flow

The Company’s reported loss for first quarter of 2003, in accordance with Canadian generally accepted accounting principles is $983,670 or $0.02 per share. This compares with a loss of  $1,157,547 or $0.02 per share for the previous year first quarter. The decrease is mainly due to decreased administration expenses ($493,786) and increased impairment charges ($768,071) recorded against mineral interests in Costa Rica ($179,111), in Guyana ($227,664) Venezuela ($358,788) and Brazil ($2,508).

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Exploration and Mining Risks

The business of exploring for precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

b) Environmental Risks

The Company ’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

c) Political and Country Risk

The Company operates in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects from unfavourable political events in Venezuela and Costa Rica.

Exploration activities are potentially subject to political, economic and other risks, including:

Cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica.

Consequently, the Company ’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for property insurance and comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see “5.Operational Review”).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any precious metal/stones exploration program are the location of economic ore bodies, mineralization could be different from those predicted by drilling and sampling and the receipt of necessary governmental permits can and is sometimes being withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review for the first quarter of 2003 and Outlook for 2003/04

Las Cristinas, Venezuela

Over the past 15 months a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project, have been either filed in Court or have been followed up in court proceedings. A full record of pending court cases is attached to the financial statements  (See Notes to Financial Statements #5 (d) (ii)).  The Company does not expect any judicial decisions in the short term, however, even though the Supreme Court of Venezuela is currently extremely busy with constitutional issues, the Company’s court cases are slowly advancing.

The Company has also formally initiated the process of international arbitration against the State of Venezuela under the Foreign Investment Protection Agreement (FIPA) signed by Venezuela and Canada and a six-month dialogue period has expired without agreement. Management is of the opinion that actions taken to extinguish Minca’s rights and status in respect of the concessions were taken inappropriately and Minca will successfully regain its rights and the title to the concessions. The dispute is likely to be protracted and may take several years to resolve.

The Company’s remaining Venezuelan properties are kept in good standing but no exploration is being conducted until the Las Cristinas issue is resolved.

Maple Creek, Guyana

At the Maple Creek project the Company has completed its move to a new adjacent location in the same drainage system and has started its bulk sampling to expand on its previously conducted exploration program in this area. Results are expected during the next quarter.

Marudi Mountain, Guyana

The Company has initiated an environmental review study and held local information meetings. Research on social- economical as well as environmental issues are proceeding The study should be finished by November 2003 at which time further plans will be announced.

Crucitas, Costa Rica

Even though the Crucitas Environmental Impact Study submitted by Vannessa has not as yet been approved the Company is confident that differences can be worked out and an agreement on how to proceed with the project can be reached. The Company considers the CRUCITAS project to be a cornerstone of growth for the Company.

Should no agreement be reached by the middle of October 2003 to mine the property, the Company will be able to proceed with its claim under the Foreign Investment Protection Agreement signed between the two countries, to recover the investment and loss of potential profits. Industrias Infinito S.A., the Company’s 100% owned subsidiary has invested approximately $45 Mill. in this project.

Subsequent Events

Subsequent to the end of the first quarter of 2003 the Company issued 1,700,000 incentive stock options to 4 directors, 2 officers and 21 employees.

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Vannessa Ventures Ltd.
1710 – 1040 West Georgia Street
Vancouver, B.C.
V6E 4H1

Telephone:  (604) 689-8927
Fax:  (604) 689-8907

August 29, 2003

VIA SEDAR

B.C. Securities Commission
Executive Director
2nd Floor – 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Dear Sirs:

Re:

Vannessa Ventures Ltd. (the “Company”) – Mailing on August 29, 2003

First Quarter report for the three months ended June 30, 2003

We confirm that on the above date, the above noted financial statements of the Company were forwarded by prepaid first class mail to the supplemental mailing list of the Company.

The filing fee(s) for the financial statements has been remitted via SEDAR.

Yours truly,

VANNESSA VENTURES LTD.

“MARK PESCHKE”
_______________________
Mark Peschke

Office Manager

Vannessa Ventures Ltd.

cc:

TSX Venture Exchange

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Computershare

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Dale, Matheson, Carr-Hilton

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Alberta Securities Commission